We urge fellow investors to Vote Against Cardinal Health’s “Say-on-Pay” proposal, which appears as Item #3 on the company’s 2020 proxy statement, at the November 4th meeting of shareholders.

In recommending this compensation plan, Cardinal’s Compensation Committee chose not only to insulate executive incentive payouts from the fallout following the company’s $5.6 billion charge tied to its role in the nation’s opioid crisis – which triggered its largest ever loss and wiped out five years of earnings -- but also used its discretion to boost the annual cash payout to CEO Michael Kaufmann to $2.5 million.

Annual bonuses are not entitlements, and their payment in the face of such erosion of shareholder value speaks worryingly about Cardinal’s broader culture and accountability. It is with this concern that we urge fellow shareholders to oppose ratification of the company’s executive compensation proposal, item #3 on the company’s 2020 proxy ballot.

Between 2006 and 2012 alone, Cardinal distributed 11 billion opioid pills across the country, contributing to an epidemic that has claimed the lives of nearly 100,000 Americans over that same time period.

As members of the Investors for Opioid and Pharmaceutical Accountability coalition (IOPA), a coalition of 61 investors representing more than $4.2 trillion in assets, we are concerned that the company’s actions risk long-term shareholder value and have profound long-term implications for our economy and society.

Despite earlier warnings and fines from government agencies, Cardinal appears to have persistently failed in its priority – the safe and secure distribution of controlled substances through a process of “knowing your customer” and implementing a robust “suspicious orders” monitoring program. The result was that communities across our nation were flooded with highly addictive prescription painkillers that under no reasonable estimation could have been construed to represent legitimate demand. In one telling though sadly not isolated instance, the House Energy and Commerce Committee found that Cardinal had supplied a single pharmacy in a small town of just 1,800 people with more than 6.8 million doses of hydrocodone and oxycodone between 2006 and 2012.

Last fall, facing thousands of lawsuits and claims from states, counties and municipalities over these practices, Cardinal agreed in principle to a “global settlement” regarding its role in the opioid crisis. Booked to 2020 results, the charge erased half a decade’s worth of earnings and drove the company to its largest ever loss - $3.7 billion. Yet, you would not know this from looking at the bonuses of the top executives.

Despite insisting that its compensation programs hold employees accountable for the company’s results and values, the opioid charge is inexplicably swept under the rug when it comes to calculating executive bonus awards. Thus, a $4.1 billion operating loss is transformed into a $2.4 billion operating profit for the purpose of calculating executive compensation, translating into a 120% funding level for the executive bonus program.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

With the opioid litigation charge excluded from the long-term incentive awards, Cardinal Health has ensured that none of its executives will be held accountable for the worst financial loss in our company’s history.

Moreover, paying out a portion of the CEO’s bonus based on the company’s record on corporate culture, all the while excluding the financial ramifications of the company’s role in the opioid crisis, severs the linkage to accountability and ethics that such a metric seeks to establish in the first place. In fact, the payout is plain wrong.

More bewildering is the Compensation Committee’s additional decision to upwardly adjust CEO Kaufmann’s bonus from the 120% funding level to his actual payout level of 132%, based on his individual performance. Mr. Kaufmann’s elevation to CEO in January 2018 took place following the worst of the company’s opioid practices. As a 27-year veteran of the company, who led Cardinal’s pharmaceutical distribution business from 2009 to 2014, we believe that Mr. Kaufmann should share responsibility for the company’s opioid distribution practices.

The increase in Mr. Kaufmann’s bonus recalls McKesson Corp.’s widely-criticized 2017 use of an individual performance modifier to upwardly adjust then-CEO John Hammergren’s bonus based on, among other things, accountability and integrity - in the same year the company paid a record-setting $150 million to settle DEA charges brought by the Department of Justice over the company’s opioid distribution practices. That year, shareholders decisively rejected McKesson’s Say-on-Pay proposal, sending a message that investors expect more than business as usual. In both cases, individual performance assessments should result in a downward adjustment in the bonus payout – not an increase.

A $2.5 million bonus CEO bonus, on top of the $5.6 billion opioid charge, is significant to shareholders. It also speaks to a sense of entitlement, as well as a lack of self-awareness and accountability at Cardinal. Accountability starts at the top.

We urge fellow shareholders to join us in voting Against Cardinal’s Say-on-Pay proposal at the company’s November 4th shareholder meeting.

Seth Magaziner	Shawn T. Wooden
Rhode Island General Treasurer	Connecticut State Treasurer Connecticut Retirement Plans and Trust Funds

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.